Item 77D DWS Mid Cap Growth Fund and DWS
Small Cap Growth Fund (each a series of DWS
Advisor Funds)


At a meeting held May 21-22, 2008, the Board of Trustees of DWS Mid Cap Growth Fund and DWS
Small Cap Growth Fund, each a series of DWS
Advisor Funds, approved each Fund's ability to lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions. Each Fund previously had the ability to lend its investment securities in an amount up to 30% of its total assets.


E:\Electronic Working Files\NSAR\2008\9-30-08\DWS Advisor
Funds (annual)\03-Exhibits\Exhibit 77D DWS Advisor Funds
Mid Cap Small Cap.doc